China Digital TV Announces Reorganization of Corporate Structure and Management Team

BEIJING, June 24, 2014 - China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems and comprehensive services to China's expanding digital television market, today announced plans to conduct an internal reorganization (the "Reorganization"), as a result of which it will have legal ownership of Beijing Novel-Super Digital TV Technology Co., Ltd. ("Beijing N-S Digital TV"), the variable interest entity which it currently controls through contractual arrangements in China (the "VIE structure"), and plans to adjust the Company's senior management team.

On June 13, 2014, China Digital TV announced its plan to inject its CA, Network Broadcasting Platform and Video on Demand ("VOD") businesses into Shanghai Tongda Venture Capital Co., Ltd. ("Tongda Venture") (Stock Code: 600647) ("the Restructuring") in exchange for a controlling stake in, and RMB1.15 billion in cash from, Tongda Venture. The Restructuring is ongoing.

According to PRC securities regulations, the assets of a China-listed company generally must be held and owned by it or its subsidiaries in China, while contractual arrangements such as those referred to above are unlikely to be accepted. As a result, in order to meet China Securities Regulatory Commission ("CSRC") approval requirements with respect to the Restructuring, a series of agreements underlying the VIE structure between the nominee shareholders of Beijing N-S Digital TV (which is the variable interest entity that holds a significant portion of the operating assets to be injected under the Restructuring) and Beijing Super TV Co., Ltd. ("Super TV", one of the Company's subsidiaries in China) shall be terminated, and the 100% equity interest of Beijing N-S Digital TV currently held by these nominee shareholders, namely, Shen Shizhou, Zhang Lei, Wang Tianxing and Wang Wenjun, shall be transferred to Super TV, as a part of the Restructuring.

At the time of the Company's initial public offering and listing on the New York Stock Exchange ("NYSE") in 2007, foreign-invested enterprises had difficulty obtaining the necessary licenses for the development, production and sale of commercial encryption in the PRC from the PRC Encryption Authority due to such authority's generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, a policy ("Policy") issued by the State Administration of Radio, Film and Television ("SARFT") required any cable television network operator who uses non-PRC CA systems to install a parallel PRC CA system. This Policy did not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as China Digital TV's subsidiary Super TV, fall into the category of non-PRC CA systems. In light of the above, in order to avoid its CA systems being deemed non-PRC CA systems, China Digital TV established, and controlled through its VIE structure, Beijing N-S Digital TV, which is wholly owned by PRC persons as nominee shareholders, to produce and sell the Company's CA systems.

China Digital TV's PRC legal counsel has advised the Company that the implementation of the Policy remains unclear. After the Reorganization of the VIE structure, Beijing N-S Digital TV will become Super TV's subsidiary, making it the subsidiary of a foreign-invested company, instead of a foreign-invested company itself. Therefore, the potential legal risks posed by the Reorganization to Beijing N-S Digital TV's CA business, from the perspective of both the Policy and PRC encryption regulations, are minimal.

The Reorganization of the Company's VIE structure is expected to be completed within 30 working days, during which time outside auditors, as well as tax and legal consultants, will conduct an evaluation of Beijing N-S Digital TV's assets and other relevant issues. The Company's PRC legal counsel will provide their legal opinion on certain issues relating to the Reorganization of the VIE structure.

In connection with the transfer of all nominee shareholders' equity interest in Beijing N-S Digital TV to Super TV, Super TV may be subject to significant tax obligations. Registration with the relevant Industry and Commerce Bureau will also be required to implement the Reorganization of the VIE structure.

In addition, the Company will adjust its organizational structure by injecting assets currently owned by Super TV (other than the CA, NBP and VOD businesses) into N-S Investment, another subsidiary of the Company in China, to exclude them from the Restructuring. For an overview of the Company's current corporate structure, please refer to its latest annual report on Form 20-F filed with the Securities and Exchange Commission at http://ir.chinadtv.cn

In line with CSRC requirements for domestically listed companies, Tongda Venture's management shall not take senior positions at any other company other than as a member of the board of directors. Therefore, as part of the Restructuring, China Digital TV announces the following adjustments to its management team effective June 30, 2014:

•	Zhu Jianhua will resign from his position as chief executive officer (CEO) and chairman of China Digital TV Holding Co., Ltd. He will continue in his role as a director of the Company.
•	Liang Zhenwen will resign from his position as chief financial officer (CFO) of China Digital TV Holding Co., Ltd.
•	Li Dong will resign from his position as president of China Digital TV Holding Co., Ltd.
•	Wang Tianxing will resign from his position as chief technology officer of China Digital TV Holding Co., Ltd.

The Company also announces the appointment of the following senior management team, effective June 30, 2014:

•	Lu Zengxiang, co-founder and director of China Digital TV, will be appointed as acting CEO and acting CFO of China Digital TV for a period of 12 months, during which time the Company will search for a permanent CEO and CFO.
•	The position of president will be abolished. The responsibilities will be taken by Lu Zengxiang.
•	Han Jian will be appointed chief technology officer of China Digital TV Holding Co., Ltd.
•	Zhu Jianhua will remain as chairman and CEO of Super TV.
•	Liang Zhenwen will be appointed CFO of Super TV.
•	Li Dong will be appointed President of Super TV.
•	Wang Tianxing will be appointed technology director of Super TV.

If the Restructuring is not completed, the abovementioned management changes will not come into effect.

After the Restructuring, the original management team will continue to perform their responsibilities at Super TV. The Company's core CA business will continue to be led by Super TV's current chairman and CEO Zhu Jianhua, together with China Digital TV's experienced management team, including Super TV's President Li Dong and Super TV's CFO Liang Zhenwen. The Company will maintain the sustainable development of its primary business and continue to generate shareholder value.

In order to achieve long-term and more diversified development, the Company's new businesses, including cloud computing services and DVB+OTT, will continue to be led by Lu Zengxiang. Meanwhile, the current key management and staff will continue their efforts in developing new areas of business.

There will be significant difficulties and uncertainties in completing the Restructuring, which is pending the entry of definitive transaction agreements, and is also subject to applicable approvals by the board of directors and shareholders of the relevant parties involved as well as regulatory clearance (including that by the CSRC, the PRC Ministry of Finance and the PRC Ministry of Commerce). The Restructuring is expected to be subject to close scrutiny by regulators amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Restructuring will terminate if it has not been completed by December 31, 2015.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the U.S.:

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: chinadigital@brunswickgroup.com